

April 22, 2013

<u>Via E-mail</u>
Mr. JaeChan Kim
President and Chief Executive Officer
RadTek, Inc. (formerly USChina Taiwan, Inc.)
c/o Public Equity Group Inc
9900 Corporate Campus Dr. Suite 3000
Louisville, KY 40223

>   **Re: RadTek, Inc. (formerly USChina Taiwan, Inc.)**
>   **Form 10-K for the fiscal year ended March 31, 2012**
>   **Filed July 12, 2012**
>   **File No. 0-54152**

Dear Mr. Kim:

We have reviewed your response letter filed on March 11, 2013 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended March 31, 2012</u>

<u>General</u>

1. Please provide the requested company acknowledgments as discussed in the second to last paragraph of the Staff's letter dated September 7, 2013.

<u>Item 1A. Risk Factors, page 5</u>

<u>Our only Director, Mr. Hong has limited financial capability …, page 6</u>

2. We note your response to comment 3. Please disclose the total amount provided by Mr. Hong to you from the $200,000 line of credit.

Part II, page 10

Item 5. Market for Registrant's Common Equity …, page 10

3. We note your response to comment 4 and reissue our comment in part. Please provide the disclosure requested by Item 201(a)(iii) of Regulation S-K.

c. Dividends, page 10

4. We note your response to comment 5. We reissue our comment. Please tell us the percentage of the Venture III's outstanding shares that were distributed and how such shares were acquired. Also, please explain how the distribution was consistent with Section 5 of the Securities Act and provide an analysis to support your assertion that Section 4(a)(2) applies. Please refer to Staff Legal Bulletin 4 located at http://www.sec.gov/interps/legal/slbcf4.txt for guidance. We may have further comments.

Item 9A: Controls and Procedures, pages 13 to 14

5. We note your response to prior comment six including your perspective that a control change has occurred along with officer changes at the Registrant. However, these events do not mitigate our view that the Registrant's Form 10-K filing for the fiscal year ended March 31, 2012 is considered to be a materially deficient and untimely report under the Exchange Act of 1934, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.   Therefore, we ask that you complete your evaluation and amend your filing within 10 calendar days to provide the required management's report on internal control over financial reporting.

   In addition, in light of the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and the guidance provided in Compliance and Disclosure Interpretation 115.02 indicating that failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please amend the 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year, and disclose why.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

6. We note your response to prior comment seven. We are not able to agree with your position. Please amend your filing on Form 10-K to include a new audit report which has updated opinion paragraph language which demonstrates that the auditor has taken responsibility for the audit of the cumulative amounts from inception.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters.   Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or Duc Dang, Staff Attorney, at (202) 551-3386 with regard to legal comments.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant